

May 28, 2024

Ismini Panagiotidi
Chief Executive Officer
Icon Energy Corp.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece

> **Re: Icon Energy Corp.**
> **Registration Statement on Form F-1**
> **Filed May 14, 2024**
> **File No. 333-279394**

Dear Ismini Panagiotidi:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note that each Series B Preferred Share has the voting power of 1,000 common shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders. We also note that each of the Series A Preferred Shares have a stated amount of $1,000 per share. Please revise your disclosure here and throughout the filing, including the cover page, to detail the dilutive effect of the Series A Preferred Shares and the controlling impact of the Series B Preferred Shares. Please also explain in greater detail your capital structure, and the nature of the disparate voting rights.

Risk Factors
Risk Relating to our Relationship with our Manager and its Affiliates, page 36

2.   We note you disclose in a footnote to the beneficial ownership table that the Series B Preferred Shares to be held by Mrs. Panagiotidi represent 99.90% of the aggregate voting power of your total issued and outstanding share capital. Please revise your disclosure here and throughout the filing, including the cover page, to include this information.

3.   Please expand your disclosure to detail the risks that the Company's multi-class structure may have on the shareholders, including, if true, that the structure may render its shares ineligible for inclusion in certain stock market indices, thus adversely affecting share price and liquidity.

4.   Please expand your disclosure to note that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 79

5.   Please revise your ownership table to include all classes of shares to be held upon the consummation of the offering, and provide the total aggregate ownership.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Filana Silberberg